Principal Life Insurance Company Principal National Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 20, 2021
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Life Insurance Company Variable Life Separate Account
Principal Flexible Variable Life (the “Registrant”)
File Numbers 033-13481 and 811-05118
Post-Effective Amendment No.43 to the Registration Statement on Form N-6 (the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on March 26, 2021 and subsequent email correspondence. The Registrant filed the Amendment with the Commission on February 26, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.44).
General Comments
Comment 1. Please acknowledge that comments provided on one section apply to like disclosures elsewhere in the prospectus and Updating Summary Prospectus.
Response: Confirmed.
Comment 2. The following comments relate to the presentation of underlying fund operating expenses. See Form N-6, Item 2, Instruction 2(c)(ii)(A), Item 4, Instruction 4, and Item 18, Instruction 4.
a)Please confirm that the minimum and maximum total annual underlying fund operating expenses will be computed before waivers and reimbursements, and confirm that there are no platform charges.

Response: Confirmed.

b)In the key information table, please revise the item for total annual underlying fund operating expenses to conform to the form.
Response: The Registrant will make the requested revision.
c)Please present underlying fund expenses in accordance with the form. Remove the current sentences referring to expense reimbursements and instead identify each Underlying Fund in the Appendix that is subject to a fee waiver or reimbursement and provide a footnote.
Response: The Registrant will make the requested revision.

Comment 3. Please revise all references to the section entitled “Portfolio Companies Available under the Policy” to refer to it as an appendix. See Form N-6, Item 18.
Response: The Registrant will make the requested revision.
Comments to Key Information Table
Comment 4. Please delete the disclosures above the key information table; there should be no preamble.
Response: The Registrant will make the requested revision.
Comment 5. Delete the general cross-references and instead include specific references as an additional column or within each row. See Form N-6, Item 2, Instruction 1(b).
Response: The Registrant will make the requested revision.
Comment 6. Please delete the statement referring to the Data Pages, or relocate it to the ongoing fees and expenses disclosure. See Form N-6, Item 2, Instruction 2(c)(i).
Response: The Registrant will make the requested revision.
Comment 7. Under “Charges for Early Withdrawals,” delete the phrase “Maximum Deferred Surrender Charge deducted from proceeds upon full surrender of Policy or termination of Policy for insufficient value.”
Response: The Registrant will make the requested revision.

Comment 8. Disclose the maximum surrender charge as a percentage. See Form N-6, Item 2, Instruction 2(a).
Response: The Registrant will make the requested revision.
Comment 9. Please delete the transaction fee line as it is neither required nor permitted by the form.
Response: The Registrant will make the requested revision.
Comment 10. Instead of listing the specific transaction charges, please state that in addition to surrender charges, the investor may also be charged for other transactions, and provide a brief narrative description of the types of such charges. See Form N-6, Item 2, Instruction 2(b).
Response: The Registrant will make the requested revision.
Comment 11. Instead of listing detailed ongoing fees and expenses, please briefly state that in addition to surrender and transaction charges, an investment in the contract is subject to certain ongoing fees and expenses. See N-6, Item 2, Instruction 2(c)(i).
Response: The Registrant will make the requested revision.
Comment 12. In the Risks of Underlying Funds, please delete the last two sentences (beginning with “as with all mutual funds…”), and add a statement that the investor should review these investment options before making an investment decision. See Form N-6, Item 2, Instruction 3(c).
Response: The Registrant will make the requested revision.
Comment 13. In the Insurance Company Risks, please state that more information about the depositor (company) including if applicable its financial strength ratings is available upon request and indicate how such requests can be made. See Form N-6, Item 2, Instruction 3(d).
Response: The Registrant will make the requested revision.

Comment 14. In the Restrictions section, please use only the captions required by Form N-6, and limit the disclosure to the information required by the form (e.g., Investment Options and Optional Benefits). Limit to whether there are restrictions rather than including specific details. Form N-6, Item 2, Instructions 1(c), 4(a), and 4(b).
Response: The Registrant will make the requested change.
Comment 15. In the Conflicts of Interest section, delete the disclosure regarding “Compensation related to Underlying Funds” as it is neither required nor permitted by the form.

Response: The Registrant will make the requested revision.
Comment 16. In the Conflicts of Interest section, delete the last sentence of the disclosure regarding “Investment Professional Compensation” as it is neither required nor permitted by the form.
Response: The Registrant will make the requested revision.
Comments to the Glossary
Comment 17. Relocate the Glossary to come before or after Items 2-4. See Form N-6, General Instruction 3(a).
Response: The Registrant will make the requested revision.
Comments to the Overview of the Policy Section
Comment 18. The Overview of the Policy – Purpose section says nothing about the purpose of the contract or for whom it would be appropriate. Please revise. See Form N-6, Item 3(a).
Response: The Registrant will make the requested revision.
Comment 19. Please move the last paragraph under the Purpose section to the Premiums section. See Form N-6, Item 3(b).
Response: The Registrant will make the requested revision.
Comment 20. Please confirm there are no restrictions on premium payments other than those imposed by the Internal Revenue Code. Otherwise, please briefly disclose. See Form N-6, Item 3(b)(2).
Response: Confirmed.
Comment 21. Under Premiums, please describe how premiums may be allocated. See Form N-6, Item 3(b)(3).
Response: The Registrant will make the requested revision.
Comment 22. Please remove or relocate the disclosure under “Lapse,” and state under “Premiums” that payment of insufficient premiums may result in a lapse of contract. See Form N-6, Item 3(b)(4).
Response: The Registrant will make the requested revision.
Comment 23. Under “Other Policy Features,” summarize the contract’s primary features including death benefits, withdrawal options, loan provisions, and any other optional benefits. State that the investor will incur an additional fee for selecting a particular benefit. Please revise the disclosure to address the requirements of Form N-6, Item 3(c).
Response: The Registrant will make the requested revision.

Comments to Summary: Fee Tables
Comment 24. In the Fee Table disclosures, with respect to the sentence that states “the following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy,” please add “and making withdrawals from the policy” or advise why it’s not appropriate.
Response: The Registrant will make the requested revision.
Comment 25. Please revise the disclosure for items (e.g., surrender charges and cost of insurance) that vary by individual characteristics as required by Form N-6, Item 4, Instruction 3(b).
Response: The Registrant will make the requested revision.
Comment 26. Where "current charge for representative insured" is referenced in the tables, revise to provide the guaranteed maximum for the representative insured.
Response: The Registrant will make the requested revision.
Comment 27. Please revise certain disclosures that appear in footnotes and parentheticals for consistency.
Response: The Registrant will make the requested revision.
Comment 28. With respect to the Cost of Insurance charge, please show the maximum above the minimum charge.
Response: The Registrant will make the requested revision.
Comment 29. Please add the maximum charge to the mortality and expense risk charge line.
Response: The Registrant will make the requested revision.
Comment 30. Please revise footnote numbering.
Response: The Registrant will make the requested revision.
Comment 31. If possible, please revise so that footnotes are on the same page as the disclosures to which they refer.
Response: The Registrant will make the requested revision where possible.
Comment 32. Relocate the disclosures under the Annual Underlying Fund Operating Expenses table to the Appendix.
Response: The Registrant will make the requested revision.
Comments to the Remaining Sections of the Prospectus
Comment 33. Please move the disclosure under “General Account” to the “General Description of the Policy” section. See Form N-6, Item 8(c).
Response: The Registrant will make the requested revision.

Comment 34. In the Charges and Deductions section, please briefly describe all current charges deducted from premiums, Investor Accounts, assets of the Registrant, or any other source (e.g., sales loads, premium taxes and other taxes, administrative and transaction charges, risk charges, Contract loan charges, cost of insurance, and optional benefit charges). See Form N-6, Item 7(a).
Response: The Registrant will make the requested revision.
Comment 35. Under Surrender Charges, please also discuss partial surrenders, and disclose how partial surrender charges will be allocated among sub-accounts. State when, if ever, such surrender charges are waived. Please also include surrender charge percentages as required by Form N-6, Item 7(a).
Response: The Registrant will make the requested revision.
Comment 36. Please remove the general disclosure about state-specific variations from the General Description of the Policy section and revise the prospectus to describe all material state variations. See Form N-6, Item 8 instructions.
Response: The Registrant will make the requested revision.
Comment 37. Under Optional Benefits, please provide examples illustrating the operation of each benefit in a clear, concise, and understandable manner. Where possible, examples should be specific and numeric, including interest amounts where applicable. In particular, the Cost of Living Increase Rider should include an example, or you should explain in correspondence why doing so is not possible. See Form N-6, Item 11(b) and (c) and instructions.
Response: The Registrant will make the requested revision.
Comment 38. Please confirm that the website included under the Appendix is specific enough to lead investors directly to the prospectuses. Form N-6, Item 18, Instruction 1(b).
Response: Confirmed.
Comments to Part C
Comment 39. Please explain what the statement about reinsurance contracts means in Item 30(g) of Part C.

Response: The Registrant will replace the referenced statement with the applicable exhibit.

Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant